SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Welcomes Court Decision to Refuse
Passenger
 Compensation

Ryanair, Europe's largest low fares airline, today (
Monday,
6
th
 Oct
ober 2008
)
welcomed the decision of
Simmern Court in German
y
 to dismiss a
passenger
'
s
compensation
cla
im after
 Ryanair was forced to cancel a flight due to
unsafe
 weather conditions
 in Jerez in October last year
.

The German court found that bad weather prevented Ryanair from landing safely and represented extraordinary circumstances which were beyond the control of the airline under EU261 regulations.

The passenger
, who
was
seeking compensation of over €1,600 as a result of
this
 forced cancellation
, had hi
s claim dismissed by
Simmern Court
.
  The passenger must now settle all costs associated with the case, including Ryanair's costs.

Welcoming the finding, Ryanair's Stephen McNamara said:

"The decision of the court was
in accor
dance with the provisions of EU261.
We understand that cancelled flights
can be frustrating. However, we
must always make
decisions which
prioritise
the safety of our passengers,
crew and aircraft
.

"
In this case bad
 weather
made
 it unsafe
 to
 land
 at Jerez and
we had no alternative but to cancel the return flight.
  We
welcome this decision
 which clarifies

the fact that
EU261 compensation claims
 do not arise in cases where bad weather forces airlines to put passenger safety ahead of passenger convenience
"
.

Ends.

                                                                                                                                                                                                         Monday, 6
th
 October 2008

For further information:

Stephen McNamara

Pauline McAlester
Ryanair

Murray Consultants
Tel: 00 353 1 812 1271

                                                                                                                                                          Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  06 October, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director